Exhibit 4.9

English Convenience Translation of Form of Services Agreement of Members of the Management Board of Allianz AG

Contract

Between

Allianz Aktiengesellschaft

(hereinafter, the “Company”)

and

Mr.

the following contract is concluded:

§ 1

You are an ordinary member of the Management Board of the Company. Your responsibilities are in particular governed by the Charter of the Management Board as well as by the decisions of the Chairman of the Management Board taken on the basis of such Charter.

You are entitled to represent the Company vis-à-vis third parties acting jointly with another member of the Management Board or another authorized signatory. To the extent the Company is authorized to represent other companies, your authorization extends to these companies.

During the term of this contract, the Company is entitled to assign to you other positions of equal seniority within the entire Allianz Group or to transfer you to such a position or to other locations.

§ 2

You will not engage in any other professional activities within this country or abroad. Commission fees from your brokerage activities for Allianz Group companies or companies to which Allianz has friendly relationships will not be paid.

Any appointment of you as a member of the management board, the administrative board, the “Board of Directors” or as managing director of another company as well as the assumption of a board member-like function according to Section 88, Paragraph 1 of the German Stock Corporation Act (Aktiengesetz) requires the consent of the Company’s Supervisory Board or the competent Supervisory Board committee. The acceptance of mandates on supervisory boards, advisory boards or similar mandates requires the consent of the Chairman of the Supervisory Board or, in the Chairman’s absence, one of his deputies. Should you receive any benefits from third parties in connection with such mandates or for other reasons, you shall disclose these benefits to the Chairman of the Management Board.

In all cases, the declaration of consent will be sought by the Chairman of the Management Board, with whom every intended acceptance of a mandate (including mandates within an Allianz Group company) must be agreed upon in advance.

§ 3

During the term of this contract, you will receive the following benefits in consideration of your services:

1.	Fixed annual salary (base salary) amounting to: (in words: • Euros) gross, payable in arrears in monthly partial amounts of €• (in words: • Euros) gross.	€	•

2.

If 100% of the objectives are fulfilled, an annual bonus in the amount of:

(in words: • Euros) gross, the terms of which will be determined annually by the Personnel Committee of the Supervisory Board for the members of the Management Board.

The annual bonus may not exceed €• (in words: • Euros) gross.

		€	•

3.

A mid-term bonus for the years 200X– 200X with a reward, if 100% of the objectives are fulfilled, amounting to:

(in words: • Euros) gross.

The mid-term bonus may not exceed €• (in words: • Euros) gross.

You are entitled to participate in the years 200X to 200X.

		€	•

4.

Any compensation received as a member of a supervisory board or similar mandates at companies of the Allianz Group or joint ventures of the Allianz Group with other partners shall be turned over to the Company after deduction of applicable value-added taxes or any other non-deductible tax payable on this compensation abroad. The same applies to 50% of the amounts received for mandates at non-Allianz Group Companies, unless such mandates have been recognized by the Chairman of the Supervisory Board as being ad personam.

Attendance fees and out-of-pocket expenses in the usual amounts shall not be turned over to the Company in the event that the Company has not reimbursed such costs.

To the extent the term of this contract does not correspond to the fiscal year of the Company, the compensation shall be calculated on a pro rata basis.

§ 4

You shall be entitled to annual vacation of 35 business days. You shall agree on the timing of each vacation in advance with the Chairman of the Management Board.

§ 5

You shall receive ancillary benefits (Nebenleistungen) on the basis of the respective terms and conditions applicable to members of the Management Board of the Company.

You shall be entitled to use the social facilities (Sozialeinrichtungen) of the Allianz Group and to conclude insurance contracts with Allianz Group companies for yourself and your relatives at conditions and commissions applicable to employees of the Allianz Group companies.

The Chairman of the Management Board of the Company shall determine any details of such benefits on behalf of the Supervisory Board.

§ 6

1.	In the event that after having been a member of the Management Board for at least five years you are not reappointed as member of the Management Board or in the event your appointment is revoked prior to the end of your mandated term pursuant to Section 8, Paragraph 3 below or because of occupational disability (Berufsunfähigkeit) of more than 50%, you shall receive for a period of six months the fixed salary as paid monthly at the date of your leave plus your annual bonus determined on a pro rata temporis basis until the date of your leave, provided that the conditions for the payment of the annual bonus are fulfilled.

In the event that any pension payments are due to you under the Allianz pension commitment, such pension payments will be deducted from the above-mentioned payments.

2.	In case your membership in the Management Board terminates because of death and you are survived by a widow or minor children, such dependants shall receive the additional payments mentioned in Section 6(1) above.

3.	For the purposes of calculating the five year term mentioned in Section 6(1) above, January 1, 200X shall be deemed to be the first day of your term in office.

§ 7

Your pension claims and such of your dependants shall be governed by the Allianz pension commitment as confirmed in a separate letter. Such pension commitment provides that any benefits paid by Allianz Versorgungskasse VVag (AVK) and by Allianz Pensionsverein e.V. (APV) shall be paid in addition to the entitlements under the pension commitment.

According to § 14 of the APV-Charter, there is no legal entitlement (Rechtsanspruch) for payment of APV-pensions. The benefits of the APV are covered by a life annuity insurance policy with Allianz Lebensversicherungs-AG, which has the same value. You hereby agree to the conclusion of such insurance.

§ 8

This contract shall be concluded with effect from January 1, 200X and shall expire on December 31, 200X. In the event that the term of your membership on the Management Board is extended by the Supervisory Board of the Company beyond the above-mentioned date, this contract shall continue to apply until the end of the extended term.

No later than six months prior to the expiration of your term of membership, the Company shall inform you about the Supervisory Board’s position with respect to a possible extension of your term. If you do not consent to a reappointment as member of the Management Board, you shall notify the Company accordingly at least six months prior to the expiry of your term.

In case the Supervisory Board revokes your appointment as member of the Board of Management Board, this contract terminates on the date when such revocation becomes effective.

Munich, [date]	Munich, [date]

Allianz Aktiengesellschaft
Chairman of the Supervisory Board